

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Kenneth L. Bedingfield
Senior Vice President and Chief Financial Officer
L3Harris Technologies, Inc.
1025 West NASA Boulevard
Melbourne, FL 32919

      Re: Trans American Aquaculture, Inc.
           L3Harris Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2022
           Response Dated January 9, 2024
           File No. 001-03863

Dear Kenneth L. Bedingfield:

     We have reviewed your January 9, 2024 response to our comment letter and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

Response Letter Dated January 9, 2024

Company Response to Staff Comment 3, page 3

1.   We note your response to comment 3 that revenue and cost categorized as "product" include amounts from performance obligations that are recognized as point-in-time revenue or over-time revenue based on the specific facts and circumstances. Please tell us your consideration of disclosing the revenues recognized by each method. Refer to ASC 606-10-55-89 through 91. Also revise future filings to clarify how you classify revenues and cost of revenues within the product and service categories on your consolidated statement of operations.

        Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing